Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207952
STEADFAST APARTMENT REIT III, INC.
SUPPLEMENT NO. 8 DATED SEPTEMBER 6, 2017
TO THE PROSPECTUS DATED APRIL 13, 2017

This document supplements, and should be read in conjunction with, our prospectus dated April 13, 2017, as supplemented by Supplement No. 5 dated July 12, 2017, Supplement No. 6 dated July 26, 2017 and Supplement No. 7 dated August 10, 2017, relating to our offering of up to $1,300,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 8 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 8 is to disclose:

•	the status of our public offering;
•	our recent acquisition of Ansley at Princeton Lakes, a residential property located in Atlanta, Georgia; and
•	financial information related to our acquisition of Belmar Villas.
Status of Our Public Offering

We commenced our initial public offering of up to $1,300,000,000 in shares of our common stock on February 5, 2016. We are offering $1,000,000,000 in shares of our common stock to the public in our primary offering, consisting of Class A common shares, Class R common shares and Class T common shares, and $300,000,000 in such shares of our common stock pursuant to our distribution reinvestment plan. As of September 1, 2017, we had received and accepted investors’ subscriptions for and issued 2,489,648 shares of our Class A common stock, 239,210 shares of our Class R common stock and 2,567,691 shares of our Class T common stock in our public offering, resulting in gross offering proceeds of approximately $127,650,444, including $2,063,197 in shares issued pursuant to our distribution reinvestment plan.

As of September 1, 2017, approximately 36,481,051 shares of our common stock remained available for sale to the public in our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of February 5, 2018, unless extended, or the date on which the maximum offering amount has been sold.
Our Acquisition of Ansley at Princeton Lakes
On August 31, 2017, we acquired a fee simple interest in a 306-unit multifamily residential community located in Atlanta, Georgia, known as Ansley at Princeton Lakes, or the Ansley property, through STAR III Princeton Lakes, LLC, or STAR III Princeton, a wholly-owned subsidiary of our operating partnership.
Financing and Fees
STAR III Princeton acquired the Ansley property from a third-party seller for a contract purchase price of $43,452,000, exclusive of closing costs. STAR III Princeton financed the purchase price for the Ansley property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $32,360,000 from PNC Bank, National Association, which we refer to as the “lender,” pursuant to the requirements of the Fannie Mae delegated underwriting and servicing program, as evidenced by a Multifamily Note and Multifamily Loan and Security Agreement, which we refer to as the “Ansley loan.” For additional information on the terms of the Ansley loan, see “—Ansley Loan” below.
Our advisor earned an acquisition fee of approximately $897,000 in connection with the acquisition of the Ansley property.

Description of the Property
The Ansley property has 306 apartment homes and was constructed in 2009. The Ansley property is comprised of 11 two- and three-story apartment buildings and is situated on an approximately 19-acre site. The Ansley property consists of one-, two- and three-bedroom apartment homes averaging 1,000 square feet per unit with an average monthly rent of $1,254. Apartment amenities at the Ansley property include nine- or ten-foot ceilings, washer/dryer or full-size connections, vinyl wood plank flooring in wet areas, walk-in closets, central air conditioning, ceiling fans and balconies or patios. Property amenities at the Ansley property include saltwater pool, a fitness center, pet play area, a luxury clubhouse and business center, theater with stadium seating, internet café, outdoor BBQ grills and a car care center. Occupancy at the Ansley property was approximately 96% as of August 31, 2017. We believe the Ansley property is adequately insured.
Ansley Loan
In connection with the acquisition of the Ansley property, STAR III Princeton borrowed $32,360,000 from the lender pursuant to the Ansley loan. The Ansley loan has a 120-month term with a maturity date of September 1, 2027. STAR III Princeton paid a loan origination fee of $161,800 to the lender in connection with the Ansley loan.
Interest on the outstanding principal balance of the Ansley loan accrues at an initial rate of 3.434%, and an initial monthly debt service payment of $92,604 is due and payable on October 1, 2017. Beginning October 1, 2017, and continuing until the maturity date, monthly interest on the outstanding principal balance of the Ansley loan accrues at the one-month London Interbank Offered Rate (LIBOR) plus 2.195%, and is due and payable on the first day of each month, as further described in the Ansley loan documents. Beginning October 1, 2022, and continuing until the maturity date, a monthly payment of principal in the amount of $46,271 is also due and payable on the first day of each month. The entire outstanding principal balance and any accrued and unpaid interest on the Ansley loan is due and payable in full on the maturity date.
STAR III Princeton may voluntarily prepay all of the unpaid principal balance of the Ansley loan and all accrued interest thereon and other sums due to the lender under the Ansley loan documents following the first year of the Ansley loan, provided that STAR III Princeton provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Ansley loan.
The performance of the obligations of STAR III Princeton under the Ansley loan is secured by a Multifamily Deed to Secure Debt, Assignment of Leases and Rents, Security Agreement and Fixture Filing with respect to the Ansley property. Additionally, pursuant to an Assignment of Management Agreement, STAR III Princeton will assign all of its rights under the Property Management Agreement (described below) to the lender upon an event of default under any of the Ansley loan documents.

STAR III Princeton entered into an Environmental Indemnity Agreement, or the environmental indemnity, pursuant to which STAR III Princeton agrees to indemnify, defend and hold harmless the lender and certain other parties identified in the environmental indemnity, from and against any actions, damages, claims or other liabilities that the lender or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances on or under the Ansley property or any other property from which hazardous materials derived or allegedly derived from the Ansley property, (2) any actual or alleged violation of any environmental laws applicable to the Ansley property, (3) any breach of any representation or warranty made in the environmental indemnity by STAR III Princeton, (4) any failure by STAR III Princeton to perform any of its obligations under the environmental indemnity, (5) any remedial work as defined in the environmental indemnity or (6) the existence or alleged existence of any prohibited activity or condition as defined in the environmental indemnity.
We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR III Princeton is personally liable under the Ansley loan documents, as described above, in addition to all costs and expenses incurred by the lender to enforce these rights.

Management of Property
On the closing date of the acquisition of the Ansley property, STAR III Princeton and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement pursuant to which the property manager serves as the exclusive manager and leasing agent of the Ansley property. STAR III Princeton pays the property manager a monthly management fee in an amount equal to 3% of the Ansley property’s gross collections for such month. In addition, the property manager may earn an incentive management fee equal to 1% of gross collections based on performance metrics as described in the Property Management Agreement. The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60-days’ prior written notice of its desire to terminate the Property Management Agreement. STAR III Princeton may terminate the Property Management Agreement at any time upon 30-days’ prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Property Management Agreement due to a material breach of the other party’s obligations under the Property Management Agreement that remains uncured for 30 days after notification of such breach. In the event of a termination of the Property Management Agreement by STAR III Princeton without cause, STAR III Princeton will pay a termination fee to the property manager equal to three months of the monthly management fee based on the average gross collections for the three months preceding the date of termination.
STAR III Princeton also entered into a Construction Management Services Agreement with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time at the Ansley property for a construction management fee in an amount equal to 6% of the total cost of the improvements and renovations. In addition to the construction management fee, if PCL provides additional staffing for an improvement or renovation, STAR III Princeton will reimburse PCL for all costs associated with such staffing. The Construction Management Services Agreement may be terminated by either party with 30-days’ prior written notice to the other party.
Financial Information Related to Our Acquisition of Belmar Villas
On August 31, 2017, we filed with the Securities and Exchange Commission our Current Report on Form 8-K/A to provide the required financial information related to our acquisition of Belmar Villas, a copy of such financial information is as follows:
(a)     Financial Statements of Real Estate Acquired.

Belmar Villas

Report of Independent Auditors	F-1
Statements of Revenues Over Certain Operating Expenses for the Six Months Ended June 30, 2017 (unaudited) and the Year Ended December 31, 2016	F-2
Notes to Statements of Revenues Over Certain Operating Expenses for the Six Months Ended June 30, 2017 (unaudited) and the Year Ended December 31, 2016	F-3

(b)     Pro Forma Financial Information.

Steadfast Apartment REIT III, Inc.

Summary of Unaudited Pro Forma Financial Statements	F-5
Unaudited Pro Forma Balance Sheet as of June 30, 2017	F-6
Unaudited Pro Forma Statement of Operations for the Six Months Ended June 30, 2017	F-8
Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2016	F-12

Report of Independent Auditors
To the Board of Directors and Stockholders of
Steadfast Apartment REIT III, Inc.
We have audited the accompanying statement of revenues over certain operating expenses of Belmar Villas (“Belmar Villas”) for the year ended December 31, 2016, and the related notes to the financial statement.
Management’s Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of the statement of revenues over certain operating expenses in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of revenues over certain operating expenses that is free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on the statement of revenues over certain operating expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of revenues over certain operating expenses. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statement of revenues over certain operating expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statement of revenues over certain operating expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of revenues over certain operating expenses.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses of Belmar Villas as described in Note 2 for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
Basis of Accounting
As described in Note 2 to the financial statement, the statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, and is not intended to be a complete presentation of Belmar Villas’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Irvine, California
August 31, 2017

BELMAR VILLAS
STATEMENTS OF REVENUES OVER CERTAIN OPERATING EXPENSES

	For the Six Months Ended June 30, 2017	For the Year Ended December 31, 2016
	(unaudited)
Revenues:
Rental income	$2,287,846	$4,575,980
Tenant reimbursements and other	374,911	656,212
Total revenues	2,662,757	5,232,192

Expenses:
Operating, maintenance and management	772,789	1,515,885
Real estate taxes and insurance	183,163	362,042
General and administrative expenses	4,641	5,772
Total expenses	960,593	1,883,699
Revenues over certain operating expenses	$1,702,164	$3,348,493
See accompanying notes to statements of revenues over certain operating expenses.

BELMAR VILLAS
NOTES TO STATEMENTS OF REVENUES OVER CERTAIN OPERATING EXPENSES
For the Six Months Ended June 30, 2017 (unaudited)
and the Year Ended December 31, 2016
1.     DESCRIPTION OF REAL ESTATE PROPERTY
On July 21, 2017, Steadfast Apartment REIT III, Inc. (the “Company”), through a consolidated subsidiary, acquired a fee simple interest in a multifamily property located in Lakewood, Colorado, commonly known as Belmar Villas (“Belmar Villas”) for a contract purchase price of $62,918,000, exclusive of closing costs. The Company financed the payment of the contract purchase price for Belmar Villas with a combination of (1) proceeds from the Company’s public offering and (2) a loan in the aggregate principal amount of $47,112,000.
Belmar Villas was constructed in 1974 and is composed of 17 three-story apartment buildings. Belmar Villas contains 318 apartments consisting of 84 one-bedroom apartments, 159 two-bedroom apartments and 75 three-bedroom apartments. The apartments range in size from 580 to 1,114 square feet and average 856 square feet.
The Company is a Maryland corporation formed to invest in and manage a diverse portfolio of real estate investments, primarily in the multifamily and senior-living sectors, located throughout the United States.
2.     BASIS OF PRESENTATION
The accompanying statements of revenues over certain operating expenses have been prepared to comply with the rules and regulations of the Securities and Exchange Commission (“SEC”).
Belmar Villas is not a legal entity and the accompanying statements of revenues over certain operating expenses are not representative of the actual operations for the periods presented, as certain revenues and expenses have been excluded that may not be comparable to the revenues and expenses the Company expects to incur in the future operations of Belmar Villas. Excluded items include interest, depreciation and amortization, and general and administrative costs not directly comparable to the future operations of Belmar Villas.
The accompanying unaudited statement of revenues over certain operating expenses for the six months ended June 30, 2017, has been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board Accounting Standards Codification and the rules and regulations of the SEC, including the instructions to Form 8-K and Article 3-14 of Regulation S-X. Accordingly, the unaudited statement of revenues over certain operating expenses does not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the statement of revenues over certain operating expenses for the unaudited interim period presented includes all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such period. Operating results for the six months ended June 30, 2017, are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.
An audited statement of revenues over certain operating expenses is being presented for the most recent year available instead of the three most recent years based on the following factors: (1) Belmar Villas was acquired from an unaffiliated party; and (2) based on due diligence of Belmar Villas conducted by the Company, management is not aware of any material factors relating to Belmar Villas that would cause this financial information not to be indicative of future operating results.
Square footage, occupancy and other measures used to describe real estate included in the notes to statements of revenues over certain operating expenses are presented on an unaudited basis.
3.     SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
Belmar Villas leases residential apartment homes under operating leases generally with terms of one year or less. Rental revenue, including rental abatements, concessions and contractual fixed increases, is recognized on a straight-line basis over the term of the related lease. Tenant reimbursements and other income consist of charges billed to tenants for utilities, parking and application and other fees. Tenant reimbursements and other income are recognized when earned.

Use of Estimates
The preparation of financial statements, as described in Note 2 and in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.
4.     COMMITMENTS AND CONTINGENCIES
Litigation
Belmar Villas may become party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on Belmar Villas’s results of operations or financial condition.
Other Matters
The Company is not aware of any material environmental liabilities relating to Belmar Villas that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations or other environmental conditions with respect to Belmar Villas could result in future environmental liabilities.
5.     SUBSEQUENT EVENTS
The Company evaluates subsequent events through the date the statements of revenues over certain operating expenses are issued. The accompanying statements of revenues over certain operating expenses were issued on August 31, 2017.

STEADFAST APARTMENT REIT III, INC.
SUMMARY OF UNAUDITED PRO FORMA FINANCIAL STATEMENTS
The following pro forma information should be read in conjunction with the Company’s historical consolidated financial statements and the notes thereto as filed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 16, 2017, and the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2017, which was filed with the SEC on August 10, 2017. In addition, this pro forma information should be read in conjunction with the statements of revenues over certain operating expenses and the notes thereto of Bristol Village Apartments (“Bristol Village”), which have been included in the Company’s Current Report on Form 8-K/A, filed with the SEC on January 9, 2017, the statements of revenues over certain operating expenses and the notes thereto of Canyon Resort at Great Hills Apartments (“Canyon Resort”) and Reflections on Sweetwater Apartments (“Reflections on Sweetwater”), which have been included in the Company’s Current Report on Form 8-K/A, filed with the SEC on February 13, 2017, the statements of revenues over certain operating expenses and the notes thereto of The Pointe at Vista Ridge Apartments (“Vista Ridge”), which have been included in the Company’s Current Report on Form 8-K/A, filed with the SEC on June 29, 2017, and the statements of revenues over certain operating expenses and the notes thereto of Belmar Villas, which are included herein.
The following unaudited pro forma balance sheet as of June 30, 2017, has been prepared to give effect to the acquisition of Belmar Villas, which occurred on July 21, 2017, as if such acquisition occurred on June 30, 2017. Bristol Village, Canyon Resort, Reflections on Sweetwater and Vista Ridge were acquired on November 17, 2016, December 29, 2016, January 12, 2017 and May 25, 2017, respectively, and are recorded in the Company’s historical balance sheet as of June 30, 2017.
The following unaudited pro forma statements of operations for the six months ended June 30, 2017, and for the year ended December 31, 2016, have been prepared to give effect to the acquisitions of Bristol Village, Canyon Resort, Reflections on Sweetwater, Vista Ridge and Belmar Villas (collectively referred to as the “Portfolio Properties”) as if the acquisitions occurred on January 1, 2016.
These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisitions of the Portfolio Properties been consummated on January 1, 2016.

STEADFAST APARTMENT REIT III, INC.
UNAUDITED PRO FORMA BALANCE SHEET
As of June 30, 2017

	Steadfast Apartment REIT III, Inc. Historical (a)	Pro forma Adjustments
		Belmar Villas (b)		Offering Proceeds (c)	Pro Forma Total
Assets:
Real Estate:
Land	$21,671,651	$7,105,266	(d)	$—	$28,776,917
Building and improvements	153,833,422	56,203,707	(d)	—	210,037,129
Tenant origination and absorption costs	1,789,212	1,194,282	(d)	—	2,983,494
Total real estate, cost	177,294,285	64,503,255		—	241,797,540
Less accumulated depreciation and amortization	(3,641,658)	—		—	(3,641,658)
Total real estate, net	173,652,627	64,503,255		—	238,155,882
Cash and cash equivalents	33,257,061	(15,559,700)		5,522,202	23,219,563
Restricted cash	1,712,706	833,125		—	2,545,831
Rents and other receivables	335,722	—		—	335,722
Other assets	2,179,178	(1,235,800)		—	943,378
Total assets	$211,137,294	$48,540,880		$5,522,202	$265,200,376

Liabilities:
Accounts payable and accrued liabilities	$2,938,682	$363,865		$—	$3,302,547
Mortgage notes payable, net	123,758,480	46,825,276		—	170,583,756
Distributions payable	497,127	—		—	497,127
Due to affiliates	3,003,749	1,351,739	(e)	—	4,355,488
Total liabilities	130,198,038	48,540,880		—	178,738,918
Commitments and Contingencies
Redeemable common stock	1,257,283	—		—	1,257,283
Stockholders’ equity:
Preferred stock, $0.01 par value per share; 100,000,000 shares authorized, no shares issued and outstanding	—	—		—	—
Class A common stock, $0.01 par value per share; 480,000,000 shares authorized, 2,284,355 shares issued and outstanding and 2,347,727 pro forma shares as of June 30, 2017	22,844	—		633	23,477
Class R common stock, $0.01 par value per share; 240,000,000 shares authorized, 212,578 shares issued and outstanding and 218,685 pro forma shares as of June 30, 2017	2,126	—		61	2,187
Class T common stock, $0.01 par value per share; 480,000,000 shares authorized, 2,077,398 shares issued and outstanding and 2,235,147 pro forma shares as of June 30, 2017	20,774	—		1,577	22,351
Additional paid-in capital	92,662,336	—		5,519,931	98,182,267
Cumulative distributions and net losses	(13,026,107)	—		—	(13,026,107)
Total stockholders’ equity	79,681,973	—		5,522,202	85,204,175
Total liabilities and stockholders’ equity	$211,137,294	$48,540,880		$5,522,202	$265,200,376

STEADFAST APARTMENT REIT III, INC.
NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
As of June 30, 2017

(a)	Historical financial information as of June 30, 2017, derived from the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2017.

(b)
Represents adjustments to the balance sheet of the Company to give effect to the acquisition of Belmar Villas and related cash, other assets and liabilities as if the acquisition had occurred on June 30, 2017. The contract purchase price of Belmar Villas, exclusive of closing and other acquisition costs, was approximately $62.9 million, and was funded with proceeds from the Company’s public offering and with financing in the amount of approximately $47.1 million. The Company recorded the cost of tangible assets and identifiable intangible assets acquired based on their estimated fair values.

(c)	The pro forma adjustments assume the actual net proceeds raised in the Company’s public offering during the period from July 1, 2017 through July 21, 2017, were raised as of June 30, 2017.

(d)
The Company adopted Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), issued in January 2017, beginning with real estate investments acquired on or after January 1, 2017. Acquisitions that do not meet the definition of a business under this guidance are accounted for as asset acquisitions. The acquisition of Belmar Villas did not meet the definition of a business and consequently was accounted for as an asset acquisition. As a result, the Company capitalized approximately $1.6 million in acquisition fees and acquisition costs related to the acquisition of Belmar Villas on the unaudited pro forma balance sheet. Prior to the adoption of ASU 2017-01, acquisition fees and acquisition costs were included in fees to affiliates and acquisition costs, respectively, on the consolidated statements of operations. Upon adoption of this guidance, all such costs are included in the purchase price that are allocated between land, buildings and improvements and tenant origination and absorption costs on the consolidated balance sheet.

The pro forma acquisition fees and acquisition costs that have been capitalized and included in the purchase price of Belmar Villas are as follows:

•
Acquisition Fees: Acquisition fees are payable to Steadfast Apartment Advisor III, LLC (“Advisor”) based on 2.0% of the acquisition costs of Belmar Villas including acquisition expenses (with the total acquisition fees and acquisition expenses payable to the Advisor being subject to a limitation of 6.0% of the contract purchase price), as set out in the Advisory Agreement by and among the Company, its operating partnership and Advisor (the “Advisory Agreement”).

•	Acquisition Costs: Those amounts incurred by the Company or its affiliates that were attributable to the acquisition of Belmar Villas.
The Company allocated the purchase price (including acquisition fees and acquisition costs) to the individual assets and liabilities acquired on a relative fair value basis, as follows:

	As of June 30, 2017
	Contract Purchase Price	Acquisition Fee	Acquisition Costs	Total Real Estate, Cost
Land	$6,930,888	$144,505	$29,873	$7,105,266
Building and improvements	54,824,535	1,142,905	236,267	56,203,707
Tenant origination and absorption costs	1,162,577	26,274	5,431	1,194,282
Total real estate, cost	$62,918,000	$1,313,684	$271,571	$64,503,255
(e) Represents the pro forma effect of acquisition fees and acquisition costs payable to affiliates of the Company in connection with the acquisition of Belmar Villas.

STEADFAST APARTMENT REIT III, INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2017

	Steadfast Apartment REIT III, Inc. Historical (a)	Vista Ridge (b)	Belmar Villas (b)	Pro Forma Adjustments		Pro Forma Total
Revenues:
Rental income	$6,040,431	$976,932	$2,287,846	$693,561	(c)	$9,998,770
Tenant reimbursements and other	677,091	101,242	374,911	73,743	(c)	1,226,987
Total revenues	6,717,522	1,078,174	2,662,757	767,304		11,225,757
Expenses:
Operating, maintenance and management	1,613,585	287,214	772,789	14,145	(d)	2,687,733
Real estate taxes and insurance	1,039,025	271,988	183,163	344,267	(e)	1,838,443
Fees to affiliates	656,511	—	—	394,564	(f)	1,051,075
Depreciation and amortization	4,916,266	—	—	1,822,537	(g)	6,738,803
Interest expense	2,124,012	—	—	1,369,551	(h)	3,493,563
General and administrative expenses	1,338,152	32,343	4,641	21,665	(i)	1,396,801
Total expenses	11,687,551	591,545	960,593	3,966,729		17,206,418
Net (loss) income	$(4,970,029)	$486,629	$1,702,164	$(3,199,425)		$(5,980,661)

Net loss attributable to Class A common stockholders — basic and diluted	$(2,607,449)					$(2,924,250)
Net loss per Class A common share — basic and diluted	$(1.41)					$(1.16)
Weighted average number of Class A common shares outstanding — basic and diluted	1,772,569					2,347,727	(j)

Net loss attributable to Class R common stockholders — basic and diluted	$(223,476)					$(272,387)
Net loss per Class R common share — basic and diluted	$(1.43)					$(1.22)
Weighted average number of Class R common shares outstanding — basic and diluted	151,921					218,685	(j)

Net loss attributable to Class T common stockholders — basic and diluted	$(2,139,104)					$(2,784,024)
Net loss per Class T common share — basic and diluted	$(1.55)					$(1.34)
Weighted average number of Class T common shares outstanding — basic and diluted	1,454,183					2,235,147	(j)

STEADFAST APARTMENT REIT III, INC.
NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2017

(a)	Historical financial information for the six months ended June 30, 2017, derived from the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2017.

(b)	Represents the historical operations of Vista Ridge and Belmar Villas under the previous owners as reported in the statements of revenues over certain operating expenses.

(c)
Represents additional revenues (not reflected in the historical operations of the Company) for the six months ended June 30, 2017, based on management estimates as if Reflections on Sweetwater and Vista Ridge were acquired on January 1, 2016, as follows:

Property name	Rental Income For the Six Months Ended June 30, 2017	Tenant Reimbursement and Other For the Six Months Ended June 30, 2017	Total
Reflections on Sweetwater	$96,547	$11,873	$108,420
Vista Ridge	597,014	61,870	658,884
Total	$693,561	$73,743	$767,304

(d)
Represents additional operating and maintenance expenses of Reflections on Sweetwater and Vista Ridge (not reflected in the historical operations of the Company) for the six months ended June 30, 2017, and the exclusion of property management fees recorded in the historical operations of the previous owners of Vista Ridge and Belmar Villas that are not comparable to the expenses the Company expects to incur in the future operations of Vista Ridge and Belmar Villas, as follows:

Property name	Operating and Maintenance Expenses For the Six Months Ended June 30, 2017	Property Management Fees For the Six Months Ended June 30, 2017	Total
Reflections on Sweetwater	$34,222	$—	$34,222
Vista Ridge	148,831	(43,672)	105,159
Belmar Villas	—	(125,236)	(125,236)
Total	$183,053	$(168,908)	$14,145

(e)
Represents additional real estate taxes and insurance expense of Reflections on Sweetwater, Vista Ridge and Belmar Villas (not reflected in the historical operations of the Company) for the six months ended June 30, 2017, based on management estimates as if Reflections on Sweetwater, Vista Ridge and Belmar Villas were acquired on January 1, 2016, as follows:

Property name	Real Estate Taxes and Insurance For the Six Months Ended June 30, 2017
Reflections on Sweetwater	$17,579
Vista Ridge	257,364
Belmar Villas	69,324
Total	$344,267

(f)
Represents adjustments made to fees to affiliates for the six months ended June 30, 2017, to include the fees to affiliates (not reflected in the historical statement of operations of the Company) for the six months ended June 30, 2017, that would be due to affiliates had Reflections on Sweetwater, Vista Ridge and Belmar Villas been acquired on January 1, 2016. The pro forma total fees to affiliates are as follows:

•
Investment Management Fees: Investment management fees are payable to Advisor based on an annual fee, payable monthly, of 0.50% of the acquisition cost of Reflections on Sweetwater, Vista Ridge and Belmar Villas, including acquisition fees, acquisition expenses and any debt attributable to Reflections on Sweetwater, Vista Ridge and Belmar Villas, as set out in the Advisory Agreement.

•
Property Management Fees: Property management fees are payable to the Company’s affiliated property manager based on 3.0% of the monthly gross revenues of Reflections on Sweetwater and 2.75% of the monthly gross revenues of Vista Ridge and Belmar Villas as set out in the Property Management Agreement for each property (each a “Property Management Agreement”).

The investment management fees that would have been payable to the Advisor and the property management fees that would have been payable to the affiliated property manager were:

	For the Six Months Ended June 30, 2017
Property name	Investment Management Fees	Property Management Fees	Total
Reflections on Sweetwater	$5,945	$3,253	$9,198
Vista Ridge	96,876	47,769	144,645
Belmar Villas	167,495	73,226	240,721
Total	$270,316	$124,248	$394,564

(g)
Represents depreciation and amortization expense (not reflected in the historical statement of operations of the Company) for the six months ended June 30, 2017, as if Reflections on Sweetwater, Vista Ridge and Belmar Villas were acquired on January 1, 2016, as follows:

Property name	Depreciation and Amortization Expense For the Six Months Ended June 30, 2017
Reflections on Sweetwater	$33,244
Vista Ridge	776,327
Belmar Villas	1,012,966
Total	$1,822,537
Depreciation expense on the purchase price (including acquisition fees and acquisition costs) of building and furniture and fixtures is recognized using the straight-line method over an estimated useful life of 30 years and 5 years, respectively. Depreciation expense on the purchase price (including acquisition fees and acquisition costs) of tenant improvements is recognized using the straight-line method over the life of the lease. Amortization expense on lease intangible costs is recognized using the straight-line method over the life of the lease.

(h)
Represents interest expense (not reflected in the historical statement of operations of the Company) for the six months ended June 30, 2017, as if the borrowings attributable to Reflections on Sweetwater, Vista Ridge and Belmar Villas were borrowed on January 1, 2016, as follows:

Property name	Initial Mortgage Debt	Interest Expense For the Six Months Ended June 30, 2017
Reflections on Sweetwater	$23,000,000	$22,932
Vista Ridge	29,106,000	394,865
Belmar Villas	47,112,000	951,754
Total	$99,218,000	$1,369,551

(i)
Represents additional general and administrative expense (not reflected in the historical statement of operations of the Company) for the six months ended June 30, 2017, as if Reflections on Sweetwater, Vista Ridge and Belmar Villas were acquired on January 1, 2016, as follows:

Property name	General and Administrative Expenses For the Six Months Ended June 30, 2017
Reflections on Sweetwater	$1,900
Vista Ridge	19,765
Belmar Villas	—
Total	$21,665

(j)
Represents the actual number of shares of the Company’s common stock outstanding as of July 21, 2017. The calculation assumes that these shares were issued and the related proceeds were raised on January 1, 2016.

STEADFAST APARTMENT REIT III, INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

	Steadfast Apartment REIT III, Inc. Historical (a)	Bristol Village (b)	Canyon Resort (b)	Reflections on Sweetwater (b)	Vista Ridge (b)	Belmar Villas (b)	Pro Forma Adjustments		Pro Forma Total
Revenues:
Rental income	$1,152,304	$2,551,043	$2,775,039	$2,172,300	$3,923,980	$4,575,980	$2,082,905	(c)	$19,233,551
Tenant reimbursements and other	112,602	337,135	382,329	267,137	412,206	656,212	273,759	(c)	2,441,380
Total revenues	1,264,906	2,888,178	3,157,368	2,439,437	4,336,186	5,232,192	2,356,664		21,674,931
Expenses:
Operating, maintenance and management	376,536	693,048	954,309	854,652	1,040,514	1,515,885	(161,100)	(d)	5,273,844
Real estate taxes and insurance	160,707	219,180	671,037	251,274	969,200	362,042	984,292	(e)	3,617,732
Fees to affiliates	2,221,052	—	—	—	—	—	1,790,916	(f)	4,011,968
Depreciation and amortization	825,735	—	—	—	—	—	11,876,609	(g)	12,702,344
Interest expense	281,031	—	—	—	—	—	5,224,084	(h)	5,505,115
General and administrative expenses	1,426,575	50,519	45,874	42,746	138,542	5,772	38,164	(i)	1,748,192
Acquisition costs	893,982	—	—	—	—	—	—	(j)	893,982
Total expenses	6,185,618	962,747	1,671,220	1,148,672	2,148,256	1,883,699	19,752,965		33,753,177
Net income (loss)	(4,920,712)	1,925,431	1,486,148	1,290,765	2,187,930	3,348,493	(17,396,301)		(12,078,246)
Net loss attributable to noncontrolling interest	(100)	—	—	—	—	—	—		(100)
Net income (loss) attributable to common stockholders	$(4,920,612)	$1,925,431	$1,486,148	$1,290,765	$2,187,930	$3,348,493	$(17,396,301)		$(12,078,146)

Net loss attributable to Class A common stockholders — basic and diluted	$(3,160,451)								$(5,905,621)
Net loss per Class A common share — basic and diluted	$(8.36)								$(2.36)
Weighted average number of Class A common shares outstanding — basic and diluted	374,595								2,347,727	(k)

Net loss attributable to Class R common stockholders — basic and diluted	$(165,258)								$(550,094)
Net loss per Class R common share — basic and diluted	$(8.42)								$(2.47)
Weighted average number of Class R common shares outstanding — basic and diluted	19,587								218,685	(k)

Net loss attributable to Class T common stockholders — basic and diluted	$(1,594,903)								$(5,622,431)
Net loss per Class T common share — basic and diluted	$(8.62)								$(2.68)
Weighted average number of Class T common shares outstanding — basic and diluted	189,037								2,235,147	(k)

STEADFAST APARTMENT REIT III, INC.
NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

(a)	Historical financial information for the year ended December 31, 2016, derived from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

(b)	Represents the historical operations of each of the Portfolio Properties under the previous owners as reported in the statements of revenues over certain operating expenses.

(c)
Represents additional revenues (not reflected in the historical operations of the previous owners or the Company) for the year ended December 31, 2016, based on management estimates as if Bristol Village, Canyon Resort and Reflections on Sweetwater were acquired on January 1, 2016, as follows:

Property name	Rental Income For the Year Ended December 31, 2016	Tenant Reimbursement and Other For the Year Ended December 31, 2016	Total
Bristol Village	$444,070	$58,686	$502,756
Canyon Resort	914,735	126,027	1,040,762
Reflections on Sweetwater	724,100	89,046	813,146
Total	$2,082,905	$273,759	$2,356,664

(d)
Represents additional operating and maintenance expenses (not reflected in the historical operations of the previous owners of the Portfolio Properties or the Company) and the exclusion of property management fees recorded in the historical operations of the previous owners of the Portfolio Properties that are not comparable to the expense the Company expects to incur in the future operations of the Portfolio Properties, as follows:

	Operating and Maintenance Expenses	Property Management Fees
Property name	For the Year Ended December 31, 2016	For the Year Ended December 31, 2016	Total
Bristol Village	$102,371	$(108,682)	$(6,311)
Canyon Resort	251,599	(188,331)	63,268
Reflections on Sweetwater	262,367	(84,662)	177,705
Vista Ridge	—	(151,310)	(151,310)
Belmar Villas	—	(244,452)	(244,452)
Total	$616,337	$(777,437)	$(161,100)

(e)
Represents additional real estate taxes and insurance expense (not reflected in the historical operations of the previous owners of the Portfolio Properties) for the year ended December 31, 2016, based on management estimates as if the Portfolio Properties were acquired on January 1, 2016, as follows:

Real Estate Taxes and Insurance
Property name	For the Year Ended December 31, 2016
Bristol Village	$134,567
Canyon Resort	341,191
Reflections on Sweetwater	276,098
Vista Ridge	89,504
Belmar Villas	142,932
Total	$984,292

(f)
Represents fees to affiliates (not reflected in the historical statement of operations of the Company) for the year ended December 31, 2016 that would be due to affiliates had the Portfolio Properties been acquired on January 1, 2016. The pro forma total fees to affiliates are as follows:

•
Investment Management Fees: Investment management fees are payable to Advisor based on an annual fee, payable monthly, of 0.5% of the acquisition cost of the Portfolio Properties, including acquisition fees, acquisition expenses and any debt attributable to the Portfolio Properties, as set out in the Advisory Agreement.

•
Property Management Fees: Property management fees are payable to the Company’s affiliated property manager based on 3.0% of the monthly gross revenues of Bristol Village and Reflections on Sweetwater and 2.75% of the monthly gross revenues of Canyon Resort, Vista Ridge and Belmar Villas as set out in the Property Management Agreement for each property.

Acquisition fees reflected in fees to affiliates in the historical financial information of the Company for the year ended December 31, 2016, represent fees related to the acquisitions of Bristol Village and Canyon Resort prior to the adoption of ASU 2017-01. Following the adoption of ASU 2017-01, acquisition fees and acquisition costs are capitalized on the balance sheet.
The investment management fees that would be due to Advisor and the property management fees that would be due to the affiliated property manager had the Portfolio Properties been acquired on January 1, 2016 were:

	For the Year Ended December 31, 2016
Property name	Investment Management Fees	Property Management Fees	Total
Bristol Village	$218,738	$101,728	$320,466
Canyon Resort	240,437	115,448	355,885
Reflections on Sweetwater	178,350	97,577	275,927
Vista Ridge	240,519	119,245	359,764
Belmar Villas	334,989	143,885	478,874
Total	$1,213,033	$577,883	$1,790,916

(g)
Represents depreciation and amortization expense (not reflected in the historical statement of operations of the Company) for the year ended December 31, 2016, as if the Portfolio Properties were acquired on January 1, 2016, as follows:

Depreciation and Amortization Expense
Property name	For the Year Ended December 31, 2016
Bristol Village	$2,024,285
Canyon Resort	2,292,927
Reflections on Sweetwater	1,872,521
Vista Ridge	2,466,663
Belmar Villas	3,220,213
Total	$11,876,609
Depreciation expense on the purchase price (including acquisition related fees and expenses) of building and furniture and fixtures is recognized using the straight-line method over an estimated useful life of 30 years and 5 years, respectively. Depreciation expense on the purchase price (including acquisition related fees and expenses) of tenant improvements is recognized using the straight-line method over the life of the lease. Amortization expense on lease intangible costs is recognized using the straight-line method over the life of the lease.

(h)
Represents interest expense (not reflected in the historical statement of operations of the Company) for the year ended December 31, 2016, as if the borrowings attributable to the Portfolio Properties were borrowed on January 1, 2016, as follows:

		Interest Expense
Property name	Initial Mortgage Debt	For the Year Ended December 31, 2016
Bristol Village	$35,016,000	$931,410
Canyon Resort	31,710,000	893,299
Reflections on Sweetwater	23,000,000	691,661
Vista Ridge	29,106,000	793,973
Belmar Villas	47,112,000	1,913,741
Total	$165,944,000	$5,224,084

(i)
Represents general and administrative expense (not reflected in the historical statement of operations of the Company) for the year ended December 31, 2016, as if Bristol Village, Canyon Resort and Reflections on Sweetwater were acquired on January 1, 2016, as follows:

Property name	General and Administrative Expenses For the Year Ended December 31, 2016
Bristol Village	$8,794
Canyon Resort	15,121
Reflections on Sweetwater	14,249
Total	$38,164

(j)
Acquisition costs reflected in the historical financial information of the Company for the year ended December 31, 2016 represent costs related to the acquisitions of Bristol Village and Canyon Resort prior to the adoption of ASU 2017-01. Following the adoption of ASU 2017-01, acquisition fees and acquisition costs are capitalized on the balance sheet.

(k)
Represents the actual number of shares of the Company’s common stock outstanding as of July 21, 2017. The calculation assumes that these shares were issued and the related proceeds were raised on January 1, 2016.